                                                                 EXHIBIT 99.8

                       TURNER BROADCASTING SYSTEM, INC.

                                                              September 6, 1996

Dear Shareholder:

  You are cordially invited to attend a Special Meeting of Shareholders (the "TBS Meeting") of Turner Broadcasting System, Inc. ("TBS") to be held on October 10, 1996 at 2:00 p.m., local time, at the Time & Life Building, 1271 Avenue of the Americas, New York, New York 10020.

  At the TBS Meeting you will be considering and voting upon a matter of great importance to TBS: the combination of TBS and Time Warner Inc. ("Time Warner"), which will create the largest media and entertainment company in the world. In this merger, TBS and Time Warner will each become a wholly owned subsidiary of a new holding company that will be renamed "Time Warner Inc." ("New Time Warner").

  If the transaction is approved by the shareholders of TBS and the stockholders of Time Warner, and is effected, each outstanding share of TBS Class A Common Stock and TBS Class B Common Stock will be converted into the right to receive 0.75 of a share of common stock of New Time Warner ("New Time Warner Common Stock") and each outstanding share of TBS Class C Convertible Preferred Stock (each of which is convertible into six shares of TBS Class B Common Stock) will be converted into the right to receive 4.80 shares of New Time Warner Common Stock. Each outstanding share of common stock of Time Warner will be converted into one share of New Time Warner Common Stock and each outstanding share of each series of preferred stock of Time Warner will be converted into one share of a substantially identical series of preferred stock of New Time Warner.

  The attached Joint Proxy Statement/Prospectus provides you with detailed information regarding the transaction. I urge you to read it carefully.

  Your Board of Directors (with certain directors not present or abstaining on the basis that they were interested directors with respect to the transaction) has unanimously approved the transaction and has determined that the transaction is fair to and in the best interests of TBS and its shareholders, and recommends that all TBS shareholders vote for the approval of the transaction.

  Whether or not you are personally able to attend the TBS Meeting, please complete, sign, date and return the enclosed proxy card as soon as possible. This action will not limit the right of any record holder who desires to attend the TBS Meeting to vote in person at the TBS Meeting.

                                          Very truly yours,

                                          R.E. Turner
                                          Chairman of the Board and President